Date    26 March 2001

Number  26/01

MAJOR ENVIRONMENTAL UPGRADE FOR
PORT KEMBLA SINTER PLANT

BHP Limited (BHP) today announced a major upgrade of the Port Kembla Steelworks Sinter Plant.

The A$94 million upgrade will significantly improve environmental conditions in and around the steelworks, reducing both dust levels and dioxin emissions.

President BHP Flat Products Lance Hockridge said the Sinter Plant will be fitted with a proven technology that will virtually eliminate the single biggest plume from the steelworks.

"Today's announcement demonstrates our commitment to appropriately reinvest in BHP Steel to meet the ongoing demands of our business and customers," he said.

"BHP Steel is in great shape as a business and we intend to keep it that way."

The project includes a carbon packed bed filter that uses activated char granules as the filtering medium and for the disposal of waste.

Mr Hockridge said selection of the filter system followed extensive studies and trials of numerous methods of reducing emissions over the past three years.

"The technology has been proven elsewhere in the world and is operating successfully on a number of sinter plants in Japan," he said.

"In addition, we have been trialling a smaller scale plant on site over the past eight months to prove the technology will achieve the environmental objectives set out for the Port Kembla Sinter Plant."

Detailed engineering planning will begin immediately with construction planned to commence immediately following regulatory approval. Target completion date is 31 December 2002.

MEDIA BACKGROUNDER

: The Port Kembla Sinter Plant makes approximately 5 million tonnes of sinter a year.
: Sinter is formed when iron-bearing waste dusts recovered from the plant's heavy-duty air filters and fine particles of iron ore, coke and limestone are roasted to form fist-sized solids.
: Sinter comprises around 60% of the total feedstock for the blast furnaces.
: The upgrade will install a carbon packed bed technology, comprising a 50-metre stand-alone structure with a 100-metre stack. It will filter dusts and destroy dioxins from the Sinter Plant's waste gas stream.
: Dust levels will be reduced from 80-100 milligrams per normal cubic metre to less than 20 milligrams.
: Dioxin emissions will be reduced from 3 nanograms per normal cubic metre to less than 0.3 nanograms per normal cubic metre
: 1 milligram = 1 thousandth of a gram (1/1,000)
: 1 nanogram = 1 billionth of a gram (1/1,000,000,000)

Further information can be found on our Internet site: http://www.bhp.com

Media Relations:
Mike Archer
Manager External Affairs
Port Kembla
Ph:   61 2 4275 3968
Mob:  61 419 466 990

Mandy Frostick
Manager Media Relations
Melbourne
Ph:   61 3 9609 4157
Mob:  61 419 546 245

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625